UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

July 25, 2023

Date of Report (Date of earliest event reported)

TRADEUP ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40608	86-1314502
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

437 Madison Avenue, 27th Floor New York, New York	10022
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (732) 910-9692

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock and one-half of one Warrant	UPTDU	The Nasdaq Stock Market LLC

Common Stock, par value $0.0001 per share	UPTD	The Nasdaq Stock Market LLC

Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	UPTDW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Binding PIPE Investment Term Sheet

On July 25, 2023, TradeUP Acquisition Corp. (the “Company” or “UPTD”) entered into a binding term sheet (the “Binding Term Sheet”) with Suma Ventures, LLC (the “Investor”), Estrella Biopharma, Inc., a Delaware corporation (“Estrella”), and Eureka Therapeutics, Inc., a Delaware corporation (“Eureka”), in connection with proposed transactions contemplated by a certain Agreement and Plan of Merger dated September 30, 2022 (the “Merger Agreement”) by and among UPTD, Estrella and Tradeup Merger Sub Inc. (such transactions, the “Business Combination”).

Pursuant to the Binding Term Sheet, immediately prior to the closing of the Business Combination (the “Closing”), the Investor will acquire certain payables of Estrella owed to Eureka in an amount equal to $6.8 million (the “Indebtedness”) in exchange for securities of Eureka owned by the Investor. At the Closing, UPTD will issue to the Investor 680,000 Class B units (the “New Units”), each consisting of one share of common stock of UPTD and one share of preferred stock of UPTD, and the Investor, in exchange, will agree to irrevocably waive the Indebtedness, and release Estrella and the post-Business Combination entity following the Closing (“New Estrella”) from all obligations under the Indebtedness.

As a result of the Closing, New Units will become Class B units of New Estrella (the “New Estrella Units”), each consisting of one share of common stock of New Estrella (“New Estrella Common Stock”) and one share of preferred stock of New Estrella (“New Estrella Preferred Stock”). New Estrella Common Stock is expected to be listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the ticker symbol “ESLA.” Six months following the Closing (the “Conversion Date”), each share of New Estrella Preferred Stock will automatically convert into a number of shares of New Estrella Common Stock, equal to (i) (A) 10.00 minus (B) the greater of (1) the closing price of New Estrella Common Stock on the day preceding the Conversion Date and (2) the volume weighted average price (“VWAP”) of New Estrella Common Stock traded on Nasdaq during the 20 trading days immediately preceding the Conversion Date (the “Conversion Price”), provided, however, that the Conversion Price may not be set at less than $4.15, divided by (ii) the Conversion Price. If on the Conversion Date the Conversion Price is greater than $10.00, then no conversion of New Estrella Preferred Stock will occur, and New Estrella Preferred Stock will be forfeited for no consideration. Any fractional shares of New Estrella Common Stock to be issued will be rounded down to the nearest whole number of shares of New Estrella Common Stock.

In connection with the Binding Term Sheet, the Investor has agreed to execute and deliver a certain Lock-Up Agreement to restrict its ability to trade the New Estrella Common Stock underlying the New Estrella Units and New Estrella Preferred Stock for one year following the Closing.

The Binding Term Sheet constitutes a binding agreement between UPTD and the Investor with respect to the subject matter thereof and supersedes all prior oral or written agreements or understandings relating thereto. The Binding Term Sheet is subject to the execution and delivery by all parties of mutually satisfactory documentation, the completion of all due diligence and the consummation of the Business Combination.

The foregoing description of the Binding Term Sheet is qualified in its entirety by reference to the full text of the Binding Term Sheet, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02 to the extent required herein. The New Estrella Common Stock underlying New Estrella Units and New Estrella Preferred Stock will be subject to trade restrictions pursuant to a Lock-Up Agreement for one year following the Closing.

Forward-Looking Statements

This Report includes forward looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be accompanied by words that convey projected future events or outcomes, such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “target,” “aim,” “plan,” “project,” “forecast,” “should,” “would,” or variations of such words or by expressions of similar meaning. Such forward-looking statements, including statements regarding anticipated financial and operational results, projections of market opportunity and expectations, the estimated post-transaction enterprise value, the advantages and expected growth of the combined company, the cash position of the combined company following closing, the ability of the Company and Estrella to consummate the proposed Business Combination and the timing of such consummation, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the Company’s final prospectus dated July 19, 2021 filed with the SEC (the “Final Prospectus”) related to UPTD’s initial public offering, the Company’s definitive proxy statement (the “Definitive Proxy Statement”) dated July 11, 2023 (the “Definitive Proxy Statement”) related to the Business Combination, its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and in other documents filed by the Company with the SEC from time to time. Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: Estrella’s or New Estrella’s limited operating history; the ability of Estrella or New Estrella to identify and integrate acquisitions; general economic and market conditions impacting demand for the products and services of Estrella or New Estrella; the inability to complete the proposed transaction; the inability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the amount of cash available following any redemptions by the Company’s stockholders; the ability to meet Nasdaq’s listing standards following the consummation of the proposed transaction; costs related to the proposed transaction; and such other risks and uncertainties as are discussed in the Final Prospectus and the Definitive Proxy Statement. Other factors include the possibility that the proposed Business Combination does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions.

The Company and Estrella each expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s or Estrella’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

Additional Information about the Business Combination and Where to Find It

The proposed Business Combination has been approved by the board of directors of Estrella and the Company and have been submitted to stockholders of the Company and the stockholders of Estrella for their approval. In connection with such approval, the Company has filed with the SEC a Form S-4, which includes a proxy statement containing information about the proposed Business Combination and the respective businesses of Estrella and the Company, as well as the prospectus relating to the offer of the Company’s securities to be issued to stockholders of Estrella in connection with the completion of the proposed Business Combination (the “proxy statement/prospectus”). The proxy statement/prospectus was declared effective on July 11, 2023, and, on July 11, 2023, the Company commenced the mailing of the Definitive Proxy Statement and other relevant documents to its stockholders as of the record date, June 13, 2023. The Company’s stockholders are urged to read the Definitive Proxy Statement in connection with the proposed Business Combination, as these materials will contain important information about the Company, Estrella and the proposed Business Combination. Stockholders will also be able to obtain a free copy of the Definitive Proxy Statement, as well as other filings containing information about the Company, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

The Company, Estrella and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed Business Combination. Information regarding the Company’s directors and executive officers is available in the Final Prospectus and the Definitive Proxy Statement. Additional information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation relating to the proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Definitive Proxy Statement.

No Offer or Solicitation

This Report does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”).

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Number	Description

10.1	Binding Term Sheet dated July 25, 2023 by and among TradeUP Acquisition Corp., Suma Ventures, LLC, Estrella Biopharma, Inc., and Eureka Therapeutics, Inc.
104	Cover Page Interactive Data File (formatted in Inline XBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TradeUP Acquisition Corp.

	By:	/s/ Weiguang Yang
	Name:	Weiguang Yang
Date: July 26, 2023	Title:	Co-Chief Executive Officer

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